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                            June 17, 2020

       Lisa Conte
       Chief Executive Officer and President
       Jaguar Health, Inc.
       201 Mission Street, Suite 2375
       San Francisco, California 94105

                                                        Re: Jaguar Health, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed June 9, 2020
                                                            File No. 001-36714

       Dear Ms. Conte:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed June 9, 2020

       Proposal 1, page 4

   1. We note that Proposal 1 seeks stockholder approval of a cashless exercise of the Series
                                                        3 Warrants in lieu of a
cash exercise price of $0.53 per share of common stock. We also note that you do not
mention the cashless feature of the proposal until page 10 of the proxy statement. Please
revise your disclosure to more prominently clarify this feature throughout the
document, most notably in the letter to stockholders and in the summary of Proposal 1 on page
4.
 Lisa Conte
FirstName LastNameLisa Conte
Jaguar Health, Inc.
Comapany NameJaguar Health, Inc.
June 17, 2020
Page 2
June 17, 2020 Page 2
FirstName LastName
Proposal 3, page 17

2. We note that Proposal 3 seeks approval to amend the Company's certificate of incorporation to decrease the number of authorized shares of common stock to
         130,000,000 shares. Please also disclose the number of shares of common, non-voting and preferred stock currently authorized under the certificate of incorporation so stockholders may understand the impact of the proposed amendment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Laura Crotty at (202) 551-7614 or Joe McCann at (202) 551-6262 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Michael Lee